UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35651 / June 24, 2025

In the Matter of:

Coller Secondaries Private Equity Opportunities Fund
Coller Private Credit Secondaries
Coller Private Market Secondaries Advisors, LLC
Coller Investment Management Limited
Coller Capital, Inc.
Coller Capital Limited
Coller Credit Secondaries Investment Management Limited
and certain of their affiliated entities as described in Appendix A of the application

950 Third Avenue
New York, New York 10022

812-15767

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Coller Secondaries Private Equity Opportunities Fund, et al. filed an application on April 25,
2025, and an amendment to the application on May 23, 2025, requesting an order under sections
17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act
that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4)
of the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end
management investment companies and business development companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On May 28, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35615). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Coller Secondaries Private Equity Opportunities Fund, <u>et al</u>. (File No. 812-15767) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.